SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 3B

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

December 19, 2017

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New Issue Announcement,

Application for Quotation of Additional

Securities and Agreement

Information or documents not available now must be given to ASX as soon as available.

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of Entity
Prana Biotechnology Limited (ASX: PBT)

ABN
37 080 699 065

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,100,000

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Unlisted options exercisable at AUD$0.11 on or before 14 December 2022

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes, upon exercise in to Ordinary Shares

+ See chapter 19 for defined terms. 04/03/2013	Appendix 3B Page 1

5	Issue price or consideration	Nil cash consideration – Options issued under ESOP

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As per Employee Incentive Scheme and Consulting Agreements

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	17 November 2017

6c	Number of +securities issued without security holder approval under rule 7.1	Nil

6d	Number of +securities issued with security holder approval under rule 7.1A	Nil

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Nil

6f	Number of +securities issued under an exception in rule 7.2	12,100,000

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer to the attached Annexure 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

Monday 18th December 2017

+ See chapter 19 for defined terms. 04/03/2013	Appendix 3B Page 2

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	533,891,470	Fully Paid Ordinary Shares (PBT)

9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)

		Class of Securities			Issued under
ASX Code	Number	Security Type	Exercise Price	Expiry Date	an ESOP
PBTAA	200,000	Unlisted Options	AUD$0.61	24 Oct 2018	2004 ASX Plan
PBTAB	1,000,000	Unlisted Options	AUD$0.34	2 Oct 2018	2004 ASX Plan
PBTAC	1,649,573	Unlisted Options	AUD$0.37	25 June 2018	2004 ASX Plan
PBTAD	360,000	Unlisted Options	AUD$0.73	3 Nov 2018	2004 ASX Plan
PBTAE	1,200,000	Unlisted Options	AUD$1.04	11 Dec 2018	2004 ASX Plan
PBTAF	100,000	Unlisted Options	AUD$1.12	5 Feb 2019	2004 ASX Plan
PBTAG	1,200,000	Unlisted Options	AUD$0.25	6 April 2018	2004 ASX Plan
PBTAH	2,000,000	Unlisted Options	AUD$0.26	18 Feb 2020	2004 ASX Plan
PBTAY	306,490	Unlisted Options	AUD$0.66	4 Aug 2018	2004 ASX Plan
PBTAZ	360,000	Unlisted Options	AUD$0.66	1 Oct 2018	2004 ASX Plan
PBTAR	1,400,000	Unlisted Options	AUD$0.27	25 May 2020	2004 ASX Plan
PBTAS	8,550,000	Unlisted Options	AUD$0.07	6 Jun 2022	2004 ASX Plan
‘New Class’	12,100,000	Unlisted Options	AUD$0.11	14 Dec 2022	2004 ASX Plan
TOTAL	30,426,063

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

+ See chapter 19 for defined terms. 04/03/2013	Appendix 3B Page 3

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25	If the issue is contingent on security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do security holders sell their entitlements in full through a broker?

+ See chapter 19 for defined terms. 04/03/2013	Appendix 3B Page 4

31	How do security holders sell part of their entitlements through a broker and accept for the balance?

32	How do security holders dispose of their entitlements (except by sale through a broker)?

33	+Issue date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)
(a)	☐	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 04/03/2013	Appendix 3B Page 5

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms. 04/03/2013	Appendix 3B Page 6

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	533,891,470

Add the following:

•     Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•     Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•     Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•     Include only ordinary securities here – other classes of equity securities cannot be added

•     Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•     It may be useful to set out issues of securities on different dates as separate line items

Nil Nil Nil
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil
“A”	533,891,470

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	80,083,721

+ See chapter 19 for defined terms. 04/03/2013	Appendix 3B Page 7

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•     Under an exception in rule 7.2

•     Under rule 7.1A

•     With security holder approval under rule 7.1 or rule 7.4

Note:

•     This applies to equity securities, unless specifically excluded – not just ordinary securities

•     Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•     It may be useful to set out issues of securities on different dates as separate line items

“C”	Nil

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	80,083,721
Subtract “C” Note: number must be same as shown in Step 3	Nil
Total [“A” x 0.15] – “C”	80,083,721 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms. 04/03/2013	Appendix 3B Page 8

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	533,891,470

Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	53,389,147

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•     This applies to equity securities – not just ordinary securities

•     Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•     Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•     It may be useful to set out issues of securities on different dates as separate line items

Nil
“E”	Nil

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	53,389,147
Subtract “E” Note: number must be same as shown in Step 3	Nil
Total [“A” x 0.10] – “E”	53,389,147 Note: This is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms. 04/03/2013	Appendix 3B Page 9